UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Longeveron Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

54303L104
(CUSIP Number)

Joshua M. Hare, M.D.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

Copies to:

Paul Lehr

Longeveron Inc.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

Telephone: (305) 909-0840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  54303L104

(1)	Names of Reporting Persons
Joshua M. Hare, M.D.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF/OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,084,888[1]
	(8)	Shared Voting Power -
	(9)	Sole Dispositive Power 786,405[2]
	(10)	Shared Dispositive Power -

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,888
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 25.7%[3]
(14)	Type of Reporting Person (See Instructions) IN

(1)	Represents 170,472 shares of Class A common stock and 462,808 shares of Class B common stock held of record by Dr. Hare, 298,483 shares of Class B common stock for which Dr. Hare maintains sole voting, but not dispositive, power (see footnote 2), 148,936 shares of Class A common stock underlying warrants that are currently exercisable and 4,189 shares of Class A common stock underlying options that are currently exercisable, or will become exercisable, within 60 days of the filing date. Also includes 5,352 shares of Class A common stock owned by JMH MD Holdings, LLC, of which Dr. Hare is the managing member, for which Dr. Hare disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Each share of Class B common stock is convertible into a share of Class A common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into Class A common stock under certain circumstances. Holders of Class B common stock are entitled to five votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see “Description of Capital Stock” in Longeveron Inc.’s Registration Statement, as amended, on Form S-1 (File No. 333-252234).

(2)	Pursuant to the terms of a Voting Agreement and Proxy effective October of 2023 (“Voting Agreement”), Dr. Hare has sole voting power, but not dispositive power, with respect to 298,483 shares of Class B common stock owned directly or indirectly by Dr. Hare’s former spouse.

(3)	Based on 3,314,020 shares of Class A Common Stock issued and outstanding as of April 12, 2024.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule”) filed on February 17, 2021, Amendment No. 1 filed on April 9, 2021 and Amendment No. 2 filed on December 18, 2023 by Joshua M. Hare, M.D., relating to the ownership of shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), of Longeveron Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment is to reflect the purchase of shares of Class A Common Stock and warrants to purchase shares of Class A Common Stock in the Issuer’s public offering on April 10, 2024 and April 11, 2024. Except as specifically set forth herein, the Schedule otherwise remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended and restated in its entirety and replaced by the following:

The shares of Class A Common Stock owned by Dr. Hare were acquired (i) in the Issuer’s initial public offering on February 17, 2021, (ii) through various acquisitions made in the open market using personal funds, (iii) through the receipt and vesting of equity grants from time to time from the Issuer and (iv) in the Issuer’s public offering on April 10, 2024 and April 11, 2024. The 5,352 shares of Class A Common Stock owned by JMH MD Holdings, LLC (“JMH MD Holdings”) were acquired from the Issuer as part of the Issuer’s conversion on February 11, 2021 from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering in exchange for Series C Common Units of the Issuer previously held by JMH MD Holdings. The Series C Units previously held by JMH MD Holdings were issued to JMH MD Holdings as partial consideration for a license for the use of certain technology.

The 7,612,902 shares of the Issuer’s Class B common stock, $0.001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) originally owned directly by Dr. Hare were acquired from the Issuer as a part of the Corporate Conversion, in exchange for Series A Common Units of the Issuer previously held by Dr. Hare. The Series A Common Units previously held by Dr. Hare were issued to Dr. Hare in exchange for contributions of intellectual property in connection with the Issuer’s original formation.

In October of 2023, 2,984,828 shares of Class B Common Stock owned by Dr. Hare were transferred to Dr. Hare’s ex-spouse, and concurrently a voting and proxy agreement was entered into between the parties, pursuant to which Dr. Hare maintains sole voting, but not dispositive, power over the shares that were transferred. Dr. Hare retained full ownership over the remaining 4,628,074 shares.

On February 21, 2024, the stockholders of the Issuer approved a proposal at a special meeting of stockholders to amend the Company’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”), to effect a reverse stock split of the Class A Common Stock and Class B common at a ratio between one-for-five (1:5) and one-for-fifteen (1:15), without reducing the authorized number of shares of Common Stock. On March 19, 2024, the Issuer’s Board of Directors approved a final reverse stock split ratio of one-for-ten (1:10). Following such approval, the Issuer filed a certificate of amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the reverse stock split, with an effective time of 11:59 p.m., Eastern Time on March 26, 2024.

As a result of the reverse stock split, every ten shares of the Company’s Common Stock, whether issued and outstanding or held by the Company as treasury stock, was automatically be combined and converted (without any further act) into one share of fully paid and nonassessable share of Common Stock. No fractional shares were issued in connection with the reverse stock split. Each fractional share of Common Stock that would have otherwise been issued as a result of the reverse stock split was rounded up to the nearest whole share of Common Stock.

The 106,383 shares of Class A Common Stock and the warrants to purchase up to 106,383 shares of Class A Common Stock acquired by Dr. Hare in the Issuer’s public offering on April 10, 2024 and the 42,553 shares of Class A Common Stock and the warrants to purchase up to 42,553 shares of Class A Common Stock acquired by Dr. Hare in the Issuer’s public offering on April 11, 2024 were acquired with personal funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and restated in its entirety and replaced by the following:

(a) - (b) Dr. Hare has the sole voting and dispositive power over 170,472 shares of Class A Common Stock (5.14% of the outstanding Class A Common Stock), which includes 5,352 shares owned by JMH MD Holdings, where Dr. Hare is the managing member, and for which Dr. Hare disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Dr. Hare has the sole voting power over 761,291 shares (18.68% of the outstanding Class A Common Stock), and sole dispositive power over 462,808 shares (12.25% of the outstanding Class A Common Stock), of Class B Common Stock, which in all cases is convertible into shares of Class A Common Stock.

The above calculations are based upon 3,314,020 shares of Class A Common Stock issued and outstanding, as reported by the Issuer’s transfer agent on April 12, 2024, and does not reflect the relative voting power of the enumerated shares.

(c)  The only transactions in Issuer Class A or Class B Common Stock undertaken by Dr. Hare during the last 60 days was the purchase of an aggregate 148,936 shares of Class A Common Stock and the warrants to purchase up to an aggregate 148,936 shares of Class A Common Stock in the Issuer’s public offering.

(d) - (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in therein, Dr. Hare does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2024

By:	/s/ Joshua M. Hare
Name:	Joshua M. Hare, M.D.

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